SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of June, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---         ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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


Materials Contained in this Report:


  I. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 19, 2009.

  II. English translation of the Japanese - language Notice of Resolutions Adopted at FY 2009 Ordinary General Shareholders' Meeting on June 23, 2009.

  III. Executive Summary of the Japanese - language Securities Report submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 24, 2009.

  IV. English translation of the Japanese - language Amendment to Annual Securities Report, as filed by the registrant with the Director of the Kanto Local Finance Bureau on June 24, 2009.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Toyota Motor Corporation



                                           By: /s/ Takuo Sasaki
                                               ---------------------------------
                                               Name:  Takuo Sasaki
                                               Title: Managing Officer



Date:  June 24, 2009